



New York Stock Exchange
11 Wall Street
New York, NY 10005

October 26, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each representing 1/1,000th of a share of 4.250% Non-Cumulative Preferred Stock, Series O, of MORGAN STANLEY under the Exchange Act of 1934.

Sincerely,